UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35710

Nuveen Long/Short Commodity Total Return Fund

(Exact name of registrant as specified in its charter)

333 West Wacker Drive, Chicago, IL 60606

(877) 827-5920

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beneficial Interest

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Nuveen Long/Short Total Return Fund has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nuveen Commodities Asset Management, LLC, its Manager

By:	/s/ William Adams IV
Name:	William Adams IV
Title:	President (Principal Executive Officer)
Date:	January 6, 2017